UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Earle M. Jorgensen Company

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

480829 10 0

(CUSIP Number)

James J. Connors, II, Esq.
Managing Director and General Counsel
Kelso & Company
320 Park Avenue, 24th Floor
New York, New York 10022
(212) 223-2379

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 480829 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KIA III — Earle M. Jorgensen, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Investment Associates, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Equity Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kelso Partners IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Joseph S. Schuchert

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,174,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank T. Nickell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,499

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 20,499

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,195,133*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.2%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas R. Wall, IV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,179,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) George E. Matelich

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000

	8.	Shared Voting Power 25,174,634*

	9.	Sole Dispositive Power 5,000

	10.	Shared Dispositive Power 25,174,634*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,179,634*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.1%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael B. Goldberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David I. Wahrhaftig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank K. Bynum, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip E. Berney

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 22,457,426*

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 22,457,426*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,457,426*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.7%*

14.	Type of Reporting Person (See Instructions) PN

* Of the 25,205,133 shares reported on this Schedule 13D, (a) 22,445,810 shares are owned of record by Kelso Investment Associates IV, L.P. (“KIA IV”), (b) 11, 616 shares are owned of record by Kelso Equity Partners II, L.P. (“KEP II”), (c) 1,704,740 shares are owned of record by KIA III – Earle M. Jorgensen, L.P. (“KIA III”), (d) 1,012,468 shares are owned of record by Kelso Investment Associates, L.P. (“KIA”), (e) 5,000 shares are owned of record by George E. Matelich, (f) 5,000 shares are owned of record by Thomas R. Wall, IV, and (g) 20,499 shares are owned of record by Frank T. Nickell.  Kelso Partners I, L.P. (“KP I”) is the general partner of KIA and has voting and dispositive power over the shares held by KIA.  KP I disclaims beneficial ownership of the securities owned of record by KIA pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the “Act”), and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Kelso Partners III, L.P. (“KP III”) is the general partner of KIA III and has voting and dispositive power over the shares held by KIA III.  KP III disclaims beneficial ownership of the securities owned of record by KIA III pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Kelso Partners IV, L.P. (“KP IV”) is the general partner of KIA IV and has voting and dispositive power over the shares held by KIA IV.  KP IV disclaims beneficial ownership of the securities owned of record by KIA IV pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of KIA, KIA III, KIA IV, and KEP II (collectively the “Kelso Funds”), due to their common control, may be deemed to beneficially own the securities owned of record by each of the others.  Each of the Kelso Funds disclaims beneficial ownership of the securities owned of record by each of the others pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or
13(g) of the Act or for any other purposes.

Each of KP I, KP III and KP IV (the “General Partners”), due to their common control, may be deemed to beneficially own the securities owned of record by each of the Kelso Funds.  Each of the General Partners disclaims beneficial ownership of the securities owned of record by each of the Kelso Funds pursuant to Rule 13d-4 under the Act, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney may be deemed to share beneficial ownership of securities owned of record by KIA IV and KEP II, by virtue of their status as general partners of KP IV and KEP II.  Messrs. Schuchert, Nickell, Wall, and Matelich, may be deemed to share beneficial ownership of securities owned of record by KIA III and KIA by virtue of their status as general partners of KP III and KP I.  Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney share dispositive and voting power with respect to securities owned by each of the Kelso Funds, as to which they serve as a general partner of the General Partner.  Messrs. Schuchert, Nickell, Wall, Matelich, Goldberg, Wahrhaftig, Bynum and Berney each disclaim beneficial ownership of the securities owned or deemed beneficially owned by each of the Kelso Funds and the General Partners pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Each of the Kelso Funds, each of the General Partners, Messrs. Schuchert, Goldberg, Wahrhaftig, Bynum and Berney disclaim beneficial ownership of the securities owned of record by each of Messrs. Wall, Matelich and Nickell pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Messrs. Nickell, Wall and Matelich each disclaim beneficial ownership of the securities owned or deemed beneficially owned by each of the others pursuant to Rule 13d-4 under the Act and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all the reported securities for purposes of Sections 13(d) or 13(g) of the Act or for any other purposes.

Amendment No. 1 to Schedule 13D

The following information supplements and amends the information contained in the Schedule 13D previously filed on April 20, 2005 (the “Schedule 13D”).  Capitalized terms used not otherwise defined herein shall have the respective meanings set forth in the Schedule13D.

Item 4.	Purpose of Transaction
The disclosure previously contained in Item 4 is hereby replaced in its entirety with the following paragraph:

“In connection with the Agreement and Plan of Merger (the “Merger Agreement”), by and among Reliance Steel & Aluminum Co., a California corporation (“Buyer”), RSAC Acquisition Corp., a Delaware corporation (“Acquisition Sub”), and the Issuer, dated as of January 17, 2006, pursuant to which the Issuer will merge with and into Acquisition Sub, with Acquisition Sub as the surviving corporation (the “Merger”), Kelso Investment Associates, L.P., Kelso Equity Partners II, L.P., KIA III-Earle M. Jorgensen, L.P. and Kelso Investment Associates IV, L.P. (collectively, the “Kelso Entities”) entered into a voting agreement with the Buyer, dated as of January 17, 2006 (the “Voting Agreement”).

Pursuant to the terms of the Voting Agreement, the Kelso Entities agreed, among other things, to (i) vote their shares of Issuer Common Stock in favor of the adoption of the Merger Agreement and the approval of the Merger and (ii) vote their shares of Issuer Common Stock against any takeover proposal by a third party, any amendment of the Issuer’s organizational documents, any other action which could impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement, and any change in any form or manner of the voting rights of any class of capital stock of the Issuer.  The Kelso Entities further agreed that they (i) will not offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to their shares of Issuer Common Stock, subject to certain exceptions set forth in the Voting Agreement, and (ii) will not deposit any of such shares into a voting trust or grant any proxies.

The Voting Agreement, and the obligations of the Kelso Entities pursuant to the preceding paragraph, will terminate on the earliest to occur of (i) the effective time of the Merger, (ii) the termination of the Merger Agreement in accordance with Article VIII thereof, (iii) the Issuer’s board of directors withdrawing or adversely modifying its recommendation in accordance with
Section 5.02(b) of the Merger Agreement and (iv) at the Kelso Entities’ option, upon notice to Buyer from and after any amendment or modification of the Merger Agreement that (x) extends the outside date for the consummation of the Merger set forth in the Merger Agreement or (y) otherwise materially and adversely affects the Kelso Entities, including, without limitation, by changing the form of, or decreasing the amount of, the consideration to be received in the Merger.

The description of the Voting Agreement contained in this Amendment No. 1 is qualified in its entirety by reference to such agreement, a copy of which is attached as Exhibit 13 hereto.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The disclosure in Item 6 is hereby amended to add the following paragraph immediately prior to the last paragraph of such disclosure:
“On January 17, 2006, the Kelso Entities and the Buyer entered into the Voting Agreement, as further discussed in Item 4 above.”

Item 7.	Material to Be Filed as Exhibits
The following is added to the end of the disclosure in Item 7.

“13.         Voting Agreement among Reliance Steel & Aluminum Co., Kelso Investment Associates, L.P., Kelso Equity Partners II, L.P., KIA III-Earle M. Jorgensen, L.P. and Kelso Investment Associates IV, L.P., dated as of January 17, 2006.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 19, 2006

KIA III – EARLE M. JORGENSEN, L.P.

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Attorney-in-Fact

KELSO INVESTMENT ASSOCIATES, L.P.

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Attorney-in-Fact

KELSO EQUITY PARTNERS II, L.P.

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Attorney-in-Fact

KELSO INVESTMENT ASSOCIATES IV, L.P.

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Attorney-in-Fact

KELSO PARTNERS I, L.P.

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Attorney-in-Fact

KELSO PARTNERS III, L.P.

By:	/s/ James J. Connors, II
Name: /s/ James J. Connors, II
Title: Attorney-in-Fact

KELSO PARTNERS IV, L.P.

By:	/s/ James J. Connors, II
Name: James J. Connors, II
Title: Attorney-in-Fact

/s/ James J. Connors, II Attorney-in-Fact
JOSEPH S. SCHUCHERT

/s/ James J. Connors, II Attorney-in-Fact
FRANK T. NICKELL

/s/ James J. Connors, II Attorney-in-Fact
THOMAS R. WALL, IV

/s/ James J. Connors, II Attorney-in-Fact
GEORGE E. MATELICH

/s/ James J. Connors, II Attorney-in-Fact
MICHAEL B. GOLDBERG

/s/ James J. Connors, II Attorney-in-Fact
DAVID I. WAHRHAFTIG

/s/ James J. Connors, II Attorney-in-Fact
FRANK K. BYNUM, JR.

/s/ James J. Connors, II Attorney-in-Fact
PHILIP E. BERNEY

Exhibit Index

13            Voting Agreement among Reliance Steel & Aluminum Co., Kelso Investment Associates, L.P., Kelso Equity Partners II, L.P., KIA III-Earle M. Jorgensen, L.P. and Kelso Investment Associates IV, L.P., dated as of January 17, 2006.